Exhibit 99.1

ASX ANNOUNCEMENT
June 26th, 2007

GTG Licenses Monsanto

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report it has entered into agreements with Monsanto Company, based in St. Louis, Missouri, USA.  GTG and Monsanto have agreed to resolve recent disagreements and Monsanto has now been granted a license to GTG’s non-coding patents for its work in plants.  The parties also agreed to explore further ways in which they may work together.  Monsanto paid GTG a fee of US$5 million as part of the overall transaction.

GTG will provide additional details once these have been clarified and can be released to the Market.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Dr. Mervyn Jacobson
Chief Executive Officer

Genetic Technologies Limited (ABN 17 009 212 328)
Phone: +61 3 9415 1135